 May 10, 2013

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

 Re:  FSI Low Beta Absolute Return Fund
File Nos. 333-176227 and 811-22595
Pre-Effective Amendment 4

Dear Sir or Madam:

Please find enclosed for filing on behalf of FSI Low Beta Absolute Return Fund (the “Fund”), pursuant to the Securities Act of 1933, as amended, and the General Rules and Regulations of the Securities and Exchange Commission ("the Commission") thereunder, and the Investment Company Act of 1940, as amended, and the General Rules of Regulations of the Commissions thereunder, one electronically signed Pre-Effective Amendment No. 4 to the Registration Statement on Form N-2 (the "Pre-Effective Amendment No. 4").

The Fund is filing Pre-Effective Amendment 4 to: (1) respond to comments received from the staff of the U.S. Securities and Exchange Commission (the “SEC”) by telephone on Friday, May 10, 2013 on Pre-Effective Amendment No. 3 to the Trust’s Registration Statement on Form N-2, as filed with the SEC on May 9, 2013 (“Pre-Effective Amendment No. 3”); and (2) update disclosures contained in Fund’s registration statement on Form N-2.  Pre-Effective Amendment No. 4 is marked to show changes made to Pre-Effective Amendment No. 3.  This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Fund.

If you have any questions or comments concerning the foregoing, please contact the undersigned at (207) 228-7295.

Sincerely,

/s/Leslie K. Klenk
Leslie K. Klenk

cc:           Gary Gould, FSI Low Beta Absolute Return Fund